EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

2

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)

	Note	October 31, 2022	July 31, 2022
Assets
Current assets
Cash		$592,283	$321,791
Amounts receivable and other assets	3	33,123	18,656
		625,406	211,555
Non-current assets
Mineral property interests	4	465,000	465,000
Right-of-use asset	12	34,633	37,106
Total assets		$1,125,039	$598,556
Liabilities and Shareholders' Equity
Current liabilities
Amounts payable and other liabilities	6	$77,529	$188,135
Due to related parties	7(a) & (b)	17,158	102,820
Lease liability	12	9,007	8,580
		103,694	93,708
Non-current liabilities
Lease liability	11	30,316	32,753
Total liabilities		134,010	135,041
Shareholders' equity
Share capital	5(a)	28,995,261	28,445,261
Reserves		1,432,011	791,151
Accumulated deficit		(29,436,243)	(28,726,147)
Total shareholders' equity		991,029	463,515
Total liabilities and shareholders' equity		$1,125,039	$598,556

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert Dickinson	/s/ Leonie Tomlinson

Robert Dickinson	Leonie Tomlinson
Director	Director

3

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended October 31,
	Note	2022	2021
Expenses
Exploration and evaluation		$22,249	$97,648
Assays and analysis		8,094	5,900
Geological		16,575	34,868
Helicopter and fuel		7,990	–
Property costs and assessments		–	584
Site activities		(10,700)	48,500
Travel and accommodation		290	7,796
		44,250	37,925
Administrative fees	7(a)	13,914	9,093
Insurance		5,693	5,192
IT Services		3,000	3,000
Legal, accounting and audit		6,599	1,455
Office and miscellaneous		5,102	5,768
Regulatory, trust and filing		9,942	13,417
Equity-settled share-based compensation		640,860	–
Operating expenses		(707,359)	(135,573)
Other items
Accretion expense - office lease		(1,188)	(1,414)
Amortization of Right-of-use asset		(2,474)	(2,474)
Interest income		708	326
Interest expense		(1,107)	–
Foreign exchange gain (loss)		(302)	(158)
Other income		1,589	–
Gain on settlement of debt		–	–
(Loss) and comprehensive (loss) before taxes for the period		$(710,133)	$(139,293)
Current income tax recoveries		37	–
(Loss) and comprehensive (loss) for the period		$(710,096)	$(139,293)
Basic earning (loss) per common share		$(0.02)	$(0.00)
Diluted earning (loss) per common share		$(0.02)	$(0.00)
Weighted average number of common shares outstanding (note 5(c))
Basic		41,263,598	31,474,812
Diluted		42,408,754	40,114,141

The accompanying notes are an integral part of these consolidated financial statements.

4

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (Expressed in Canadian Dollars)

	Share Capital			Reserves		Total
	Note	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	shareholders' equity (deficiency)
Balance at July 31, 2021		31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515
Flow-through shares issued through exercise of warrants		1,909,092	95,455	–	–	95,455
Loss for the year		–	–	–	(139,293)	(139,293)
Balance at October 31, 2021		33,114,141	$27,695,261	$592,011	$(27,867,595)	$419,677
Balance at July 31, 2022		41,114,141	$28,445,261	$791,151	$(28,726,147)	$510,265
Private placement of units	5(a)	2,750,000	550,000	–	–	550,000
Share purchase options		–	–	640,860	–	640,860
Loss for the period		–	–	–	(710,096)	(710,096)
Balance at October 31, 2022		43,864,141	$28,995,261	$1,432,011	$(29,436,243)	$991,029

The accompanying notes are an integral part of these consolidated financial statements.

5

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in Canadian Dollars)

	Three months ended October 31,
	Note	2022	2021
Operating activities
Income (loss) for the year		$(710,096)	$(139,293)
Adjusted for:
Accretion expense - office lease	12	1,188	1,414
Amortization of Right-of-use asset	12	2,474	2,474
Interest income		(708)	(326)
Equity-settled share-based compensation		640,860	–
Changes in working capital items:
Amounts receivable and other assets		(14,467)	(1,869)
Amounts payable and other liabilities		(110,607)	19,837
Due to related parties	7(a)&7(b)	(85,662)	(4,415)
Net cash used in operating activities		(277,018)	(122,178)
Investing activities
Interest received		708	326
Net cash provided by investing activities		708	326
Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(3,198)	(3,198)
Proceeds from private placement, exercise of warrants and options	5(a)	550,000	95,455
Net cash provided by financing activities		546,802	92,257
Increase (decrease) in cash		270,492	(29,595)
Cash, beginning of the year		321,791	206,443
Cash, end of the period		$592,283	$176,848

The accompanying notes are an integral part of these consolidated financial statements.

6

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The condensed consolidated interim financial statements as at and for the three months ended October 31, 2022 (the “Financial Statements”) include the financial statements of Quartz Mountain Resources Ltd. and its wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2022, the Company had an accumulated deficit of $29,436,243 and net working capital of $521,712. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

7

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID-19 and additional actions which may be taken to contain it.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's period ended October 31, 2022.

The Company’s Board of Directors authorized issuance of these Financial Statements on December 19, 2022.

(b)	Basis of presentation and consolidation

The Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at October 31 and July 31, 2022, the Company held a 100% interest in QZMG Resources Ltd., a company that held a 100% interest in Wavecrest Resources Inc.

8

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2022.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2022	July 31, 2022
Sales tax receivable	$15,440	$17,865
Prepaid insurance	17,683	791
	$33,123	$18,656

4.	MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Angel’s Camp Royalty	Total
Balance, July 31, 2021 & October 31, 2021	$340,000	$-	$-	$340,000

Balance, July 31, 2022 & October 31, 2022	$465,000	$-	$-	$465,000

(a)	Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest innine mineral claims located near Houston, British Columbia (the “ Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000), which were subject to a 4-month resale restricted period.

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid).

9

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

To acquire the Jake Property, the Company is required to:

i.	Make cash payments to UMS as follows:
a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid after July 31, 2022)
b.	$50,000 on the date that is six months following the Approval Date (paid)
c.	$50,000 on the date that is twelve months following the Approval Date (paid)
d.	$50,000 on the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:
a.	$50,000 on or before July 14, 2022 (paid)
b.	$75,000 on or before July 14, 2023

iii.	Incur expenditures on the Underlying Claims as follows:
a.	$60,000 on or before July 14, 2022 (completed)
b.	Additional $100,000 on or before July 14, 2023
c.	Additional $200,000 on or before December 31, 2023

On May 26, 2022, the Company received an approval from TSX Venture Exchange regarding its acquisition of the Jake Property.

(c)	Angel’s Camp Property

The Company retained a 1% NSR royalty (the “Royalty”) on the Angel’s Camp Property located in Lake County, Oregon. , which was recorded at a nominal amount of $1. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty for US$150,000 to an arm’s-length party. Upon the completion of the transaction, the Company received the cash payment, recognizing a gain on sale of royalty interest of $191,654.

Selling costs associated with the transaction included $12,756 (US$10,000) paid to an arms-length party and $2,500 paid to the CFO of the Company.

10

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

5.	SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

As at October 31, 2022 and October 31, 2021, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the three months ended October 31, 2021

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

Shares issued during the three months ended October 31, 2022

On October 26, 2021, the Company completed a private placement and issued 2,750,000 units at a price of $0.20 per unit for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

Flow-through expenditures commitment

As at October 31, 2022, the amount of flow-through proceeds remaining to be expended is approximately $280,122, which is related to the flow-through shares issued on December 13, 2021 for gross proceeds of $350,000. This remaining amount must be incurred on or before December 12, 2023.

(b)	Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2021	8,909,092	$0.05
Exercised	(1,909,092)	0.05
Balance, July 31, 2021	7,000,000	0.05

Balance, July 31 and October 31, 2022	-	$-

11

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c)	Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31 and October 31, 2021	-	$-
Balance, July 31, 2022	995,700	$0.20
Granted	3,204,300	0.20
Balance, October 31, 2022	4,200,000	$0.20

As at October 31, 2022, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2032	3,204,300	$0.20
January 11, 2032	995,700	$0.20

As at October 31, 2022, the weighted average remaining life of the outstanding options is 6 years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 478%, dividend yield of 0%, and risk-free rate of 3.43%. The fair value of the stock options granted was recognized to equity- settled share-based compensation in the amount of $640,860 in the three months ended October 31, 2022.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk- free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140 in the year ended July 31, 2022. On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

12

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2022	July 31, 2022
Amounts payable	$77,529	$170,736
Accrued liabilities	-	17,399
	$77,529	$188,135

7.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31,
	2022	2021
Administrative fees	$3,000	$2,500
Fees paid to the entity controlled by CFO	3,000	3,000
Equity-settled share-based compensation	$640,860	$-

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the former CEO and a current director of the Company.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

13

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended October 31,
	2022	2021
Service charges based on management service agreement	$16,669	$10,993
Office lease	4,648	5,285
Reimbursement of third-party expenses	2,258	2,824
Total	$23,575	$19,102

United Mineral Services (“UMS”)

UMS is a private company controlled by the CEO of the Company. The Company is engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

(b)	Payables due to related parties

The following is a summary of amounts due to related parties:

	October 31, 2022	July 31, 2022
Balance payable to HDSI	$10,151	$3,134
Balance payable to UMS	5,957	98,636
Balance payable to the entity controlled by CFO	1,050	1,050
Balance payable to shareholders	-	-
Total amount due to related parties	$17,158	$102,820

14

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

9.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

15

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at October 31, 2022:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$77,529	$77,529	$-
Due to related parties	17,158	17,158	-
Lease liability	39,323	9,007	30,316
Total	$134,010	$103,169	$30,316

The following obligations existed as at October 31, 2021:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$44,261	$44,261	$-
Due to related parties	20,952	20,952	-
Lease liability	47,015	47,466	41,333
Total	$98,409	$57,076	$41,333

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

16

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three months ended October 31, 2022.

The Company is not subject to any externally imposed equity requirements.

11.	OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a)	Right-of-use asset

As at October 31, 2022, $34,633 of right-of-use asset was recorded as follows:

Balance, July 31, 2021	$47,001
Amortization	(2,473)
Balance, October 31, 2021	$44,528

Balance, July 31, 2022	$37,106
Amortization	(2,473)
Balance, October 31, 2022	$34,633

(b)	Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

As at October 31, 2022, $39,323 of lease liability was recorded as follows:

Balance, July 31, 2020	-
Addition	$49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	$1,456
Balance, July 31, 2021	48,799
Lease payment – base rent portion	$(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	41,333
Current portion	$9,007
Long-term portion	$30,316

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2023 (November 1, 2022 to July 31, 2023)	$9,758
Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to July 31, 2026)	10,578
Total undiscounted lease payments	$48,052
Less: imputed interest	(8,729)
Lease liability at October 31, 2022	$39,323

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